Corrected Transcript

Filed by C.H. Robinson Worldwide, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: RXO, Inc.

Commission File No.: 001-41514

05-Oct-2026

C.H. Robinson Worldwide, Inc. (CHRW )

Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call

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C.H. Robinson Worldwide, Inc. (CHRW) Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call	Corrected Transcript 05-Oct-2026

CORPORATE PARTICIPANTS

Chuck Ives

Senior Director-Investor Relations, C.H. Robinson Worldwide, Inc.

David P. Bozeman

President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.

Damon Lee

Chief Financial Officer, C.H. Robinson Worldwide, Inc.

OTHER PARTICIPANTS

Thomas Wadewitz

Analyst, UBS Securities LLC

J. Bruce Chan

Analyst, Stifel, Nicolaus & Co., Inc.

Brian P. Ossenbeck

Analyst, JPMorgan Securities LLC

Stephanie Moore

Analyst, Jefferies LLC

Richa Harnain

Analyst, Deutsche Bank Securities, Inc.

Jeff Kauffman

Analyst, Citizens JMP Securities LLC

Bascome Majors

Analyst, Stephens, Inc.

Chris Wetherbee

Analyst, Wells Fargo Securities LLC

Scott H. Group

Analyst, Wolfe Research LLC

Ken Hoexter

Analyst, BofA Securities, Inc.

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C.H. Robinson Worldwide, Inc. (CHRW) Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call	Corrected Transcript 05-Oct-2026

MANAGEMENT DISCUSSION SECTION

Operator: Good morning, ladies and gentlemen, and welcome to the C.H. Robinson to Acquire RXO Conference Call. At this time, all participants are on a listen-only mode. Following the company’s prepared remarks, we will open the line for a live question-and-answer. [Operator Instructions] As a reminder, this conference is being recorded, Monday, October 5, 2026.

I would now like to turn the conference over to Chuck Ives, Senior Director of Investor Relations. Please go ahead.

Chuck Ives

Senior Director-Investor Relations, C.H. Robinson Worldwide, Inc.

Thank you, Donna. Hello and thank you for joining today’s conference following our announced agreement to acquire RXO. Before we begin, please note that certain information presented on this call contain forward-looking statements, including statements regarding the timing, consummation and anticipated benefits of the proposed transaction. These statements are subject to future risks and uncertainties, such as those factors described in the slide presentation available on our website, as well as those described in C.H. Robinson’s and RXO’s filings with the SEC, including each company’s most recently filed annual report on Form 10-K. Please note that the company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

With me on today’s call are Dave Bozeman, our President and Chief Executive Officer, and Damon Lee, our Chief Financial Officer. Presentation materials, along with our recent press release, can be found in the Investors section of our website. Our discussion today will be strictly limited to the transaction that we announced this morning. Any comments related to our quarterly financial results will occur as part of our Q3 earnings conference call later this month.

With that, I’ll turn the call over to Dave.

David P. Bozeman

President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.

Thanks, Chuck, and good morning, everyone. We’re excited to be here to discuss this significant milestone for C.H. Robinson. As described in our press release, we have entered into a definitive agreement to acquire RXO in a stock and cash transaction. This transaction will bring together two complementary businesses to define the future of third party logistics while driving significant value for shareholders.

This is a natural step in the transformation we began just over three years ago. Together, we expect to create a more resilient business and we expect to apply our proven lean AI operating model to unlock significant synergies and improve financial performance of the combined company through freight market cycles. Additionally, this acquisition is expected to expand our capabilities to better support customers as they navigate a dynamic supply chain environment, increase penetration across verticals and win new business. We are confident that this will allow us to enter a new chapter of profitable growth that will translate to significant value creation for C.H. Robinson and RXO shareholders.

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C.H. Robinson Worldwide, Inc. (CHRW) Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call	Corrected Transcript 05-Oct-2026

This morning, I’ll walk through the transaction and provide some context about why this is such a compelling opportunity for both businesses. Then I’ll pass the call to Damon to discuss some of the financial benefits.

Before we begin, I want to thank the C.H. Robinson employees for their hard work and dedication to our transformation that made this transaction possible. I also want to welcome RXO employees to C.H. Robinson. Our people are our greatest asset and they have been key to the success of our company and our customers. I am confident this transaction will create new and exciting opportunities for our team as we bring C.H. Robinson and RXO together and unlock incredible potential of our combined platform. With that, let’s get going.

I’ll start with a summary of the transaction terms. We are acquiring RXO for $17.25 in cash and a 0.0856 C.H. Robinson shares per RXO share, implying a value of approximately $30.25 per share. The transaction represents a premium of 27% to RXO’s 90-day volume weighted average price and 29% to RXO’s closing price on Friday, October 2, 2026. This also translates to a $5.8 billion enterprise value for RXO. This transaction is an opportunity to take a massive step forward in accelerating our growth and strengthening our financial foundation and earnings profile.

We are creating a combined business with pro forma revenue of $25 billion for 2026 and significant opportunities to expand operating margins and accelerate profitability through improved offerings and operating efficiencies. This transaction is expected to be accretive to adjusted EPS within nine months of close, which we expect to occur in the first half of 2027. By the end of fiscal 2028, we expect the transaction to be mid-teens accretive to adjusted EPS.

This accretion is driven by the significant synergies we expect to unlock. By applying our proven lean AI operating model to RXO’s business, we expect to realize $300 million in net annual run rate cost synergies within two years post close. These synergies and cash generation are expected to provide us with a clear path to rapidly de-lever to our target leverage range of 1.75x to 2.25x by the end of 2028.

We have a proven track record of driving productivity and cost savings and expect to realize these synergies by using the same playbook. This transaction will allow us to advance our strategy and drive significant profitability and support meaningful long-term shareholder value creation.

Turning to slide 4 and an overview of the value drivers of the transaction. At its root, this transaction is an opportunity to accelerate our proven strategy with the combined platform to enhance our resilience and better compete. Our transformation has centered on the implementation of our lean operating model and lean AI capabilities that have allowed us to move faster, operate more efficiently and deliver industry-leading service to our customers and carriers.

This transaction will enable us to implement our unique lean AI operating model across our combined business to accelerate the productivity improvements we’ve realized in recent years, driving the $300 million in net annual cost synergies I just mentioned. Achieving these synergies will enhance our operating leverage, expand our combined margin and drive considerable cash flow generation. This is also an opportunity to accelerate our growth strategy with expanded capabilities and improved network density. RXO’s complementary capabilities will further diversify our business, expand our reach and strengthen the value proposition of our platform. It also broadens our solution set across multi-modal truck brokerage, managed transportation, last-mile and expedited services, creating a broader and more comprehensive offering to deepen customer relationships and cross-sell our solutions to meet our customer’s end-to-end needs.

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C.H. Robinson Worldwide, Inc. (CHRW) Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call	Corrected Transcript 05-Oct-2026

With expanded capabilities, increased network density and a broader customer base, we will have an enhanced ability to drive growth through market cycles. This will allow us to build on our strong financial foundation. Given our expected productivity improvement, cash flow generation and anticipated rapid de-levering, we expect to maintain our solid investment-grade ratings.

On slide 5, you can see the scale and diversity of offerings that we will provide together. This combination materially increases our network density, bringing together approximately 93,000 shippers and 600,000 carriers. We will also have an expanded business mix, with the combined company offering more solutions across the supply chain. This network density and diversity will allow us to enhance freight matching, improve service levels and better compete across transportation markets. Our wider network of partners and expanded capabilities will allow us to support customers with more precision and speed than ever before. Offering a stronger, more diversified service product will help us further penetrate across modes and segments, win new business and deepen relationships with customers.

Taking a step back, slide 6 provides a snapshot of RXO’s business. The RXO team has built a fantastic business, with a technology-enabled platform, a talented team with deep industry expertise, strong customer relationships, a high quality carrier network and a proven track record of growth. Like Robinson, their success has been driven by customer-obsessed culture and a commitment to empowering their team to compete and win in the market.

RXO’s core business is truck brokerage, but where they truly excel is their differentiated and complementary last mile and transportation solutions. Their business is well diversified across end markets and there is limited customer overlap between our businesses. Adding RXO’s capabilities and complementary customer base to Robinson will diversify our revenue mix, enhancing our resilience and better positioning us to drive more consistent growth across market cycles.

On slide 7, you can see the expansive suite of capabilities we’re creating through this transaction. Together, we’ll be able to offer a comprehensive set of solutions across multimodal brokerage, managed transportation, expedited, last mile and drop trailer services, creating a more comprehensive offering to meet their evolving needs. We expect that our broader set of offerings will make us a partner of choice for customers who are increasingly looking for a comprehensive provider that can support them across the increasingly complex supply chain environment.

Our lean AI capabilities will be the thread that ties all of these offerings together. We expect our AI to supercharge our capabilities, allowing us to offer more tailored solutions to help our customers become more agile and efficient.

Slide 8 provides a snapshot of how these capabilities come together to create a more seamless experience for customers and carriers. C.H. Robinson is the industry pacesetter for cutting edge innovation and differentiated solutions. With that leadership comes a responsibility to continue delivering differentiated solutions that create better outcomes for our customers and carriers. With the addition of RXO, that’s exactly what we’ll continue to do.

For customers, the combination will provide broader solutions, greater capacity and choice, smarter execution and access to a larger, denser network spanning truckload, expedited, last mile and global forwarding services. For carriers, it will create more freight opportunities, better lane matching, enhanced network visibility and a simpler day to day experience through our technology and lean AI-enabled operating model.

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C.H. Robinson Worldwide, Inc. (CHRW) Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call	Corrected Transcript 05-Oct-2026

With our complementary networks, technology capabilities and operating expertise, we believe we can further strengthen our value proposition and increase volumes. This will allow us to accelerate compelling growth opportunities faster than we could on our own.

While this transaction is expected to open up new growth opportunities, the value proposition of this combination is the productivity we can unlock with RXO. We have a clear and achievable path to realize the $300 million of expected net run rate cost synergies. This plan is rooted in the same principles and playbook that has allowed us to drive productivity across our organization in recent years. As we discussed, applying our lean operating model to RXO will be a primary driver of our expected productivity improvements.

Our leading AI abilities will add fuel to these improvements. Leveraging AI has become part of our DNA at Robinson and we see significant opportunities to improve RXO’s operations by implementing our AI agents across a wide variety of workflows. The cost to serve efficiencies from implementing our operating model and shared services savings from centralizing processes and functions will make up the bulk of our expected cost synergies. We expect to unlock additional synergies from the elimination of duplicative third party services and other integration benefits such as insurance procurement efficiencies.

We are confident in our ability to achieve these synergies because our plan relies on the same principles that have driven our transformation since early 2024. This transaction builds on the operational discipline, productivity initiatives and AI-enabled capabilities we’ve already put in place. The results of that transformation are evident in our performance, including a greater than 60% increase in enterprise productivity since the end of 2022, approximately 490 basis points of adjusted operating margin expansion in 2025 and an 8% reduction in operating expenses in 2025.

Importantly, we demonstrated an ability to scale technology efficiently, increasing AI usage by approximately 200 times while growing related costs modestly, giving us confidence in our ability to integrate RXO and capture synergies. RXO brings additional volume to a proven operating model, creating an opportunity to extend these productivity and margin improvements across a broader platform.

With that, I’ll turn the call over to Damon to discuss the financial benefits of this transaction in more detail.

Damon Lee

Chief Financial Officer, C.H. Robinson Worldwide, Inc.

Thanks, Dave, and good morning, everyone. I echo Dave’s excitement about this transaction and what it will allow us to accomplish. We have made significant progress to create a more efficient, agile C.H. Robinson through our transformation. This transaction allows us to accelerate this progress.

Let’s start with slide 11 and a breakdown of how we intend to apply the transformation principles that Dave just discussed to RXO’s business. As shown on the left side of the slide, RXO’s adjusted gross profit per employee remained below Robinson’s current productivity levels, providing a clear opportunity to drive additional operating leverage over time. By integrating RXO’s volumes into our network and leveraging our proven operating model, we expect to unlock meaningful efficiency gains and support our synergy objectives.

The productivity opportunities, operating efficiencies and synergy initiatives supporting this transaction are largely within our control, can be executed across a range of market environments and will enable us to better serve our customers. As Dave mentioned, capturing the expected synergies will drive significant cash flow generation that will allow us to advance our capital allocation priorities.

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C.H. Robinson Worldwide, Inc. (CHRW) Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call	Corrected Transcript 05-Oct-2026

We will remain guided by the same capital allocation approach we are taking today, which balances maintaining our strong financial profile with investing in growth and returning capital to shareholders. We will continue to pursue high ROI organic investments, while opportunistically pursuing M&A opportunities that will allow us to advance our capabilities.

Given our strong balance sheet, we will maintain ample financial flexibility following the transaction. Our strong capital structure and cash flows will allow us to optimize our balance sheet and rapidly de-lever to our target range by the end of 2028. And as we execute against our priorities, we remain committed to returning capital to shareholders through our dividend.

While we will pause share buybacks until we reach our target leverage ratio after this transaction closes, we expect to resume opportunistic share repurchases after reaching our target leverage ratio and when we believe it is the best use of capital for shareholders. We also intend to integrate RXO into our NAST organization led by Michael Castagnetto. We have created an integration task force led by Jim Reutlinger, Vice President of Robinson Operating Model, to efficiently and swiftly integrate RXO operations and deliver on the run rate synergies in two years after the transaction closes.

I would now like to turn the call back to Dave for closing remarks.

David P. Bozeman

President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.

Thanks, Damon. In closing, we could not be more excited about this acquisition and the opportunities to unlock value for employees, customers, carriers and shareholders. Through this transaction, we will build on our transformation and apply our best-in-class operating model across the combined organization. This will allow us to drive compelling cost synergies and create a more resilient platform to drive profitable growth regardless of the freight market environment.

With increased network density and the expanded suite of solutions, we will be able to increase penetration across modes and segments, win new business and deepen customer relationships. We look forward to sharing additional details over the coming months and appreciate your continued interest and support of C.H. Robinson.

With that, we will now take your questions. Operator?

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C.H. Robinson Worldwide, Inc. (CHRW) Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call	Corrected Transcript 05-Oct-2026

QUESTION AND ANSWER SECTION

Operator: Thank you. The floor is now open for questions. [Operator Instructions] Today’s first question is coming from Tom Wadewitz with UBS. Please go ahead.

Thomas Wadewitz Analyst, UBS Securities LLC	Q

Hi. Yeah. Good morning and congratulations on the deal. This was – obviously, it’s a big deal and I think a surprise, although you have talked about being active in acquisitions, I think, bigger than expected. But I wanted to see if you could give some thoughts on I think two primary questions. So one is customer overlap. I think that’s something where customers are different but they could say, okay, we want to do – only want to do 20%, 30% of our business with a given provider. I know, if you define truck, that’s a big mark – kind of big portion of a customer is booked, but I don’t know how customers might respond in terms of large enterprise customers that might have a constraint in concentration. So, if you could talk about that.

And then I think in terms of just retention of people that you think are important or salespeople, or how do you think about retaining the revenue as you go through the synergy process? It sounds like it’s driven more by cost. Thank you.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Hey, Tom. Thanks for the question. Listen, a couple of things here on customer overlap. We feel pretty confident about this deal and there’s actually not as much customer overlap between our two businesses, which is good. It provides us more opportunities as we go forward.

I think as you’re hitting about or implying about – hitting kind of ceilings or maxes for customers, I think we’re far away from that and have a long way to go. We’ll continue to go into this deal and do some diagnosis within the company, but we feel good that there’s not much overlap on the customers and that gets us even more excited.

And I think on the retention part, listen, RXO has a great team and they are energized for this deal to be successful. Drew and I have had really good conversations and I’m confident that between the two of us that we will do the necessary things to retain the talent that we need to in this deal, but there’s a long way to go to close and – but I feel good about where we are.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah. Tom, I would just add on the first half of your question there around customer overlap. We actually view that to be a very de minimis number, not material at all. And in fact, what impact we have calculated related to customer overlap is actually reflected in that net synergy number of $300 million. So, just to say, again, that $300 million synergy number already includes any revenue dis-synergies related to customer overlap.

Thomas Wadewitz Analyst, UBS Securities LLC	Q

Is there any way to like help us frame the overlap, like top 10 customers overlap, anything like that, or is it too early to say that?

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C.H. Robinson Worldwide, Inc. (CHRW) Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call	Corrected Transcript 05-Oct-2026

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah. I’d say we won’t go that deep, Tom. What I would tell you is, as you can imagine, we went very deep and wide on that assessment. We didn’t use the word complementary lightly. We do feel like the two books of business between C.H. Robinson and RXO are very complementary. And therefore, reduced the overlap between customers to a pretty immaterial number. So, we feel confident that we’ll deliver the $300 million of savings net that dis-synergy revenue assumption.

Thomas Wadewitz Analyst, UBS Securities LLC	Q

Okay. Thanks for the time.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Thanks, Tom.

Operator: Thank you. Our next question is coming from Bruce Chan of Stifel. Please go ahead.

J. Bruce Chan Analyst, Stifel, Nicolaus & Co., Inc.	Q

Yes. Good morning, everyone. Just want to echo those congratulations on the deal. Certainly, very transformative. Dave, I was just hoping that you can maybe walk us through the tech stack combination at a high level. Wondering if RXO is getting onboarded to Navisphere and other C.H. systems, are you planning to integrate models and use maybe some of the RXO kind of best-in-breed approach for the different systems?

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Yeah. Bruce. Good hearing you. Listen, that’s the beauty of deals like this. I mean, I think we have a proven model at C.H. Robinson and a proven tech stack. So certainly, that is something that we will look at and making sure we bring a book of business within Robinson’s tech stack. But also, we’re going into this saying, hey, listen, there are there are great things that RXO does. We talked about in our announcement expedite and last mile. And so, there are some things that we will certainly learn and take the best-in-breed to make this combination a winning combination, and we look forward to it.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah. Bruce, I would only add to that that for the services that we overlap on today, truck load, LTL, those businesses will certainly – the core system will be Navisphere, which will allow us to apply our lean AI approach to those core businesses. As Dave mentioned, they do have some very interesting technology around expedite and last mile that we think can be complementary and even additive to what we have at C.H. Robinson.

But yes, for the broader business, we expect Navisphere to be the core system of record going forward, which will allow us to bring RXO onto our platforms, use our agentic technology, and that will certainly be at the core of generating the $300 million of net synergies we referenced earlier.

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C.H. Robinson Worldwide, Inc. (CHRW) Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call	Corrected Transcript 05-Oct-2026

J. Bruce Chan Analyst, Stifel, Nicolaus & Co., Inc.	Q

That’s great. Thank you.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Thank you.

Operator: Thank you. The next question is coming from Brian Ossenbeck of JPMorgan. Please go ahead.

Brian P. Ossenbeck Analyst, JPMorgan Securities LLC	Q

Hey. Good morning. Thanks for taking the question. Damon, maybe – and Dave as well, maybe you can just walk us through how you got comfortable in this post Montgomery world with the claims, the docket, whatever the technical term is with RXO and also with Coyote, and how you factor that into the valuation in terms of the deal that we see here today? Is there any contingencies? Do you have a pretty good feel for it? Do you have some stuff reserved for it later? Anything on that front would be helpful. Thanks.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah. So Brian, I’ll start. Dave can provide color. Look, I’d say we’re comfortable with their docket. I’d say we went through a very thorough review, case by case, both our internal experts, external experts, as well as RXO’s opinion on all of these cases as well. And as we put into our statement, we believe anything related to the legal document from RXO is neutral risk for C.H. Robinson, that we don’t believe there’s anything inherently related to their docket that’s different in scope or landscape versus C.H. Robinson.

So I would say in summary, we went through a very robust, very lengthy review of the legal environment and the case log for RXO, inclusive of the Coyote business, and our assessment as well as external expert assessment as well was that the legal risk to Robinson would be neutral.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

No. I just – go ahead, Brian.

Brian P. Ossenbeck Analyst, JPMorgan Securities LLC	Q

Sorry, Dave. Just quick follow-up. Would this affect your renewals for the, I guess, legacy Robinson business? I know the deal is not going to close for a while, so you probably have to deal with both of them for a little bit until you can combine both books of business from an insurance perspective.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah. I mean, certainly both organizations were going through dual pass for insurance renewal pre-announcement. And certainly, I think now there’s an opportunity to drive synergistic approach to our renewal for 2027. So, as it relates to the insurance front, we actually think bringing the two businesses together is going to be a net positive for our insurance renewals for 2027.

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C.H. Robinson Worldwide, Inc. (CHRW) Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call	Corrected Transcript 05-Oct-2026

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

No, I’m good.

Brian P. Ossenbeck Analyst, JPMorgan Securities LLC	Q

Thank you guys very much.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Yeah. Thanks, Brian.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Thank you.

Operator: Thank you. The next question is coming from Stephanie Moore of Jefferies. Please go ahead.

Stephanie Moore Analyst, Jefferies LLC	Q

Hi. Good morning. Thank you so much. Look, I think this may be the first brokerage acquisition where AI is truly front and center. So, should we be thinking about this $300 million synergy target as a floor? I mean, I just think the potential to deploy C.H. Robinson’s I guess AI and automation capabilities across RXO’s footprint seems pretty powerful. So maybe just talk a little bit about the incremental volume opportunities and then also the limited incremental costs associated with that. Thanks.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Yeah. Thanks, Stephanie. Listen, the way we look at this, as we’ve always looked at it when we’ve gone through the transformation at Robinson, is it’s really a symbiotic relationship that we have with our operating model, our people and our technology, and that’s what’s driven a lot of the success over the last few years here at Robinson and we’re just going to continue to execute that strategy.

And that is, again, yeah, it will be technology. We think our generative AI and agentic AI technology will be super beneficial as we go into RXO, but it’s also our operating model and how we go about identifying problems, innovating at scale and at speed, and then combining the expertise of C.H. Robinson logisticians with RXO’s expertise as well.

All of that combination, I think you can look back over the last three years and kind of foreshadow what will happen going forward. There is a big opportunity with the book of business of RXO. And as we connect that into that operating model, we’re super excited about that $300 million, and that’s why Damon and I feel really good about it. And we’re a continuous improvement type of mentality. So, we will continue to do that. So, we feel really strong about those synergies and look forward to it.

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C.H. Robinson Worldwide, Inc. (CHRW) Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call	Corrected Transcript 05-Oct-2026

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

And, Stephanie, I would just add. Certainly, we wouldn’t be committing a number we didn’t think we could deliver. So we feel very confident about the net $300 million run rate synergies that we’ve committed to. And as Dave said, look, as always, we never leave anything on the court as it relates to Robinson. So, we’ll always be trying to exceed our commitments. But we feel really good about delivering the $300 million and we feel really good that that’s a very healthy synergy number. And quite frankly, we believe only C.H. Robinson can bring this type of synergy number to this industry.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

In the timeframe of two years as well.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yes. Certainly in a two-year timeframe, right? And so, again, we feel like this is a high bar. But, as you guys have gotten used to, we reset the bar all the time, but we feel like this is a pretty high bar to this deal.

Operator: Thank you. The next question is coming from Richa Harnain of Deutsche Bank. Please go ahead.

Richa Harnain Analyst, Deutsche Bank Securities, Inc.	Q

Hey. Can you guys hear me okay?

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yes.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Yes, we can.

Richa Harnain Analyst, Deutsche Bank Securities, Inc.	Q

Okay. Great. So, yeah, Dave, Damon, I think you sort of prepared the Street for a big M&A talking about how, when you do a deal, it will make a lot of sense to the market. Aside from the broader customer base, talk to us about what the deal really unlocks for you. I know you went through in the presentation, but what you’re most excited about, that you didn’t have as a standalone – on a standalone basis. Maybe that means digging into the synergies some more.

And then, Damon, in particular, you’ve talked about the pitfalls around large scale M&A in brokerage, maybe flag what risks you’re very sensitive to and how you intend to mitigate them via this transaction.

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C.H. Robinson Worldwide, Inc. (CHRW) Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call	Corrected Transcript 05-Oct-2026

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah. So, I think what makes us excited, and you’ve heard us say this before is, look, RXO has a very good book of business, right? I mean, they have relatively healthy gross margins. And as we’ve said, applying our cost to serve model, which is industry leading, can generate substantial opportunity for a scale broker, right? And so, now you can substitute scale broker for RXO. We think it is just tremendous opportunity in driving the same productivity that we’ve driven since the end of 2022, 60% productivity since end of 2022 for C.H. Robinson, and apply that same model to RXO.

So we’re very excited that this really is about the operating model. This is really about driving cost to serve synergies that we think we’ve demonstrated a great track record of doing for C.H. Robinson and we believe we can apply that same playbook to RXO. So, very confident in our approach.

And the thing I would say is, this is very similar to what we’ve done with C.H. Robinson, if you think about the transformation we’ve been through the last three years, it was really a reintegration of C.H. Robinson. I think anybody here would have told you it felt like they got acquired and integrated over the last three years, and I think we’re going to run that same playbook over RXO with a high degree of confidence that that playbook will yield very similar results.

Now, to your comment around, look, large deals can bring risk, they can, and I’d say they can if you don’t do your due diligence upfront, if you don’t have confidence in your synergy case, if you don’t control your synergy case. We feel like we do control our synergy case because it will be a productivity synergy case, and if you don’t have an operating model. Our operating model dictates how we run the company. It will provide rigor and discipline in how we drive the integration and doesn’t let us fail, right?

And so, I think you can have confidence that the exact same commitments we’ve made around C.H. Robinson results the last three years are going to underline the same commitments we’re making about this acquisition going forward.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Richa, the only thing I – just to kind of put a bow on what Damon said is, you look back and a number of you on the call here have been with us and it’s been hopefully one word you can say is, it’s been consistent for Robinson in this transformation. We said from the start over three years ago that our strategy was going to: one, outgrow end markets; and two, expand our operating margins.

I think we’ve been consistently doing that and going about doing that. But we also said that it didn’t matter about the market and that we would win despite the market environment, or higher highs, higher lows, and we continue to drive that consistency. This is no different than the strategy we built focusing on organic first, building our way to inorganic, and that’s what you’re seeing this morning. And so, the same confidence that Damian and I have given over the last three years or so with this strategy, we continue to bring that confidence today going forward with a great partner in RXO coming into Robinson.

Richa Harnain Analyst, Deutsche Bank Securities, Inc.	Q

Thank you.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Thank you.

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C.H. Robinson Worldwide, Inc. (CHRW) Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call	Corrected Transcript 05-Oct-2026

Operator: Thank you. The next question is coming from Jeff Kauffman of Citizens Bank. Please go ahead.

Jeff Kauffman Analyst, Citizens JMP Securities LLC	Q

Thank you very much. First of all, congratulations and best of luck with the transaction. Just a quick question on the concerns that we’re hearing from shareholders on the nuclear verdict, post Montgomery environment, and increasing exposure to brokerage in this kind of market. I mean, this is clearly a declaration of confidence that this market will settle into something a little bit more sustainable. But right now, it’s kind of everybody suing brokers and adding to lawsuits and juries that seem to be very sympathetic toward that cause. So, could you maybe discuss your view on that and allay investor concerns to some degree that here we are exposing exposure or increasing exposure to brokerage market in kind of an uncertain environment on the legal front?

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah. Thanks for the question, Jeff. I’ll just start with reiterating what I said earlier in that we do not view RXO’s legal risk being additive to C.H. Robinson. We believe it’s neutral. We didn’t see anything in their docket that was unusual to what we’re dealing with on our own. And then I’ll just reiterate position on the legal environment, which is we feel very good about how we run the company. We have an industry-leading carrier vetting process. We had that pre Montgomery. We have that post Montgomery.

We do feel like Montgomery and Lipe, we feel like these are the anomalies in the industry. We do not feel like these are the new norm. We do not feel like every case is going to go to a jury trial. In fact, the statistics say that’s absolutely not likely going to happen, and we believe the success we’ve had historically where 98% of our cases never see a court room and are settled in due course for a very immaterial amount of [ph] our earnings (00:39:01), we still believe that is the path forward both for C.H. Robinson. And again, based on our due diligence to the RXO docket, we feel like that’s the path forward for them as well.

And I just remind everybody on the call, modern logistics, modern commerce do not work without brokerage, right? There is no model where modern commerce works without brokerage, right? So this model will sustain. This model will continue to take share. It is the preferred model of the customer base and we believe it will continue to be the preferred model as we move into the future.

So, just to repeat, we feel very good about where brokerage is going. We feel that once we get through the fog of war on Montgomery and Lipe that we will return to a much more normalized legal environment, and we think that legal environment is the same for C.H. Robinson and RXO going forward. So, no, we don’t feel there’s any change to the historical course once we get through this period of time that we’re in.

Jeff Kauffman Analyst, Citizens JMP Securities LLC	Q

Okay. Terrific answer. Thank you.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Thank you.

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C.H. Robinson Worldwide, Inc. (CHRW) Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call	Corrected Transcript 05-Oct-2026

Operator: Thank you. The next question is coming from Bascome Majors of Stephens, Inc. Please go ahead.

Bascome Majors Analyst, Stephens, Inc.	Q

Good morning, and thanks for taking my questions. Big picture, there’s traditionally a lot of investor skepticism in truck brokerage acquisitions. I think if you look back to maybe the last one that’s consistently consensus viewed as a big success was Robinson back haulers and that’s over 25 years ago. But Dave, I mean, you came into Robinson with nothing but skepticism and have clearly delivered on the strategy that you entailed and turn that around. And if we look internationally, there’s proof that asset-light companies can integrate successfully at scale if you look at what DSV has done over the last couple of decades. So, a lot words there. But big picture, what do you say to the skeptics? Why is this different? And how do you earn the trust that this is going to deliver that significant synergy number that you guys have laid out there? Thank you.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Yeah. Thanks, Bascome. And I appreciate your comments. And the short answer, and then I’ll talk a little bit about it, is proven results. And you’ve been around us here for over three years at the beginning of us lay it out from the diagnosis to the strategy and then to the execution. This is no different. This leadership team was built for this moment. There is extensive expertise around integration and doing M&A at scale. But more importantly, when you look back, and we’re unapologetic for this, is over the last three years, we have a high say-do ratio, and I believe we’ve executed on things that were told that we could not do, which is you could not grow end markets and expand operating margins. That’s not supposed to happen in freight markets like we’re in, but that is what Robinson does on a consistent basis for 13 quarters in a row, outgrow truck markets, and then 10 quarters in a row beat EPS consensus.

And so, I think you will see that. We have a super high confidence rate on these synergies. But more importantly, we have confidence that RXO coming into Robinson with the team that they’ve built, the new entity is going to be even stronger than we may be even anticipated, and I have again, super high confidence that we’ll make this happen.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah. Bascome, I would just add, again, I don’t want to make this sound too simple. We got a lot of work to do. But if you remember my past comments, RXO has a very attractive book of business and we have an industry- leading cost to serve model, right? We’re going to run that same playbook. We ran on Robinson, right? And so I think historically, why nobody viewed broker acquisitions and integrations and M&A as attractive is there was no differentiation for the cost to serve. I think we’ve proven over the last three years that we’ve created a demonstrable differentiation between our cost to serve model and the industry.

In today’s point, we’ve consistently proved it right, not a flash in the pan. I mean, for 10 consecutive quarters, we’ve exceeded expectations, 13 consecutive quarters we’ve exceeded outgrowth, and we believe that playbook is highly applicable to other brokers, right? And so, if you followed what we’ve been talking about the last six to nine months, I think every – one, two years from now, we’ll start to see what we saw a year ago when we said we can run this cost to serve model on any healthy book of business and generate Robinson industry-leading operating margins going forward, right? To me, that’s the exciting part where you can take a broker that has a healthy book of business but limited operating margins and convert them to Robinson level operating margins in a couple of years. I think that’s pretty attractive.

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C.H. Robinson Worldwide, Inc. (CHRW) Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call	Corrected Transcript 05-Oct-2026

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Yeah. I wish – just to put a bow on that, I wish you could see the faces of the leadership team this morning as we talk to them about this deal, the excitement, the energy they have to do this because they know this operating model that we run with every day, it’s a governor, Bascome. It governs how we execute the decisions we make, how we innovate, the pace that we go at and it will do that doing this acquisition. And so, I feel super excited about it. Thanks for the question.

Bascome Majors Analyst, Stephens, Inc.	Q

Thank you.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Thank you.

Operator: Thank you. The next question is coming from Chris Wetherbee of Wells Fargo. Please go ahead.

Chris Wetherbee Analyst, Wells Fargo Securities LLC	Q

Yeah. Hey. Thanks. Good morning, guys. I guess I wanted to zoom out a little bit and think about sort of what the market is moving towards in brokerage in the post Montgomery world, and I noted the synergies don’t anything from like a revenue perspective. But as you put these two companies together, sort of the cost to serve certainly goes down, the efficiencies and the benefits you get of scale certainly go up, and you can think about the competitive landscape for smaller players with insurance premiums rising and some other factors. It would seem like there’s a decent competitive advantage there. So maybe unpack that a little and think about sort of what the landscape is going to look like in the post Montgomery world and how a company of this size potentially can benefit particularly from a top line perspective, which might be incremental to the $300 million of synergies you guys have talked about.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah. Thanks for the question, Chris. So, what I would say is our organic strategy doesn’t change, right? So if you remember, our comments post Montgomery had been, look, we expect a meaningful consolidation in this industry from the small and medium sized players, and Robinson will be an outsize benefactor of that consolidation. Nothing changes there, other than the fact that RXO has said externally that they believe a significant consolidation of the industry was going to occur as well and they believe the large broker like themselves would certainly accrete that market share.

So we believe that is a compelling, what I would call, organic strategy that we’ve laid out in addition to the synergistic case that we’re laying out today for RXO. So yeah, I mean, we’re going to be running both of these plays in parallel where we’re going to be getting demonstrable growth not just from the consolidation of the industry, but by continuing to execute our growth playbook that has demonstrated out-growth for a NAST business 13 consecutive quarters. Now, we’re going to get on applying that same growth playbook to RXO as well.

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C.H. Robinson Worldwide, Inc. (CHRW) Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call	Corrected Transcript 05-Oct-2026

And I think the other exciting thing is there’s some really exciting complementary capabilities that RXO has that we’re really excited about. I mean, take expedite for example. They have a much larger expedite business than we do, and expedite has been a strategic priority for us for the last, call it, 6 to 12 months on growing that business. Now, certainly this acquisition is going to give us a jumpstart to those growth initiatives.

So you’re exactly right, right? This acquisition is going to give us multiple factors of improvement. What we’ve committed to is certainly the things we control around cost and productivity, but the organic synergy case that we’ve had around consolidation of the industry, we believe RXO is going to be a benefactor of that as well, and now we’ll certainly reap the benefits of having both large brokers under one roof.

Chris Wetherbee Analyst, Wells Fargo Securities LLC	Q

Helpful. Thanks for the time. Appreciate it.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Thank you.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Thanks, Chris.

Operator: Thank you. The next question is coming from Scott Group of Wolfe Research. Please go ahead.

Scott H. Group Analyst, Wolfe Research LLC	Q

Hey. Thanks. Morning. Damon, I know you already said that the $300 million is a net number net of revenue dis- synergies, but any way you can quantify what you’re assuming on revenue dis-synergies? And I know like, with past deals, it feels like we’ve certainly seen a good amount of revenue dis-synergies, certainly, RXO and Coyote felt like that. But maybe in a post Montgomery world, there’s less risk around dis-synergies. But if you can just give us sort of a number, that would be helpful.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah. Thanks for the question, Scott. I’ll jump in and Dave can give some color. Look, I think the books of business between C.H. Robinson and RXO are quite different than the books of businesses between Coyote and RXO, right? I think there was quite a bit of overlap between those two businesses. I do not see the same type of overlap between C.H. Robinson and RXO.

So, as I said before, we didn’t use the word complementary lightly. We feel very good that there’s a lot of additive benefit of putting the two books together in what I would consider immaterial dis-synergies, which again I said we’ve already attributed to that net $300 million number. So I think we won’t get into the specifics on that, Scott, at least not yet. What I would tell you, though, is it’s an immaterial number from an overlap perspective and it is included in that net $300 million number.

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C.H. Robinson Worldwide, Inc. (CHRW) Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call	Corrected Transcript 05-Oct-2026

And I would tell you, from a customer lens, and we have examples of this, even within C.H. Robinson, customers want value, they want service, and they want logistic solutions, right? C.H. Robinson provides those. RXO provides those. I would argue, together, we’ll provide them better than anyone else with a much broader breadth of offering.

And so, at the end of the day, a lot of the enterprise customers, even combined, we would make up a very small percentage of their freight spend. So, as I said before, I’ll just repeat, and Dave can jump in here, we view the overlap to be an immaterial number. It is included in our $300 million net cost synergies numbers already, but we do not view that to be a material impact to the M&A.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Yes. Scott, I think that’s well said by Damon. I’d just add on this. Going through this process, look, you have to go through a very detailed due diligence. We’ve always said to you guys that we will be disciplined and measured when we go out and look at a particular deal. We have been disciplined and measured on this deal in all phases, be it legal or de-synergies and things of this nature. So, you can count on the fact that how we execute the business with that discipline, we’re executing the business on this deal, just like we signaled that we would. So appreciate the question and look forward to the execution on it.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah. And Scott, one final comment. I do think certainly in a post Montgomery world, the flight to quality is important, right? And so, I think certainly that factors into our confidence that enterprise shippers were confident in C.H. Robinson and RXO separately. I think they’re going to be even more confident in our capability as a combined entity. So I think post Montgomery world makes this discussion a lot easier as well.

Scott H. Group Analyst, Wolfe Research LLC	Q

If I can just ask one quick follow-up, Dave, you’re by far the biggest broker. You’re buying a top five broker. Any anti-trust concerns at all with this transaction?

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

No. We don’t see any concerns with that. We’re hoping that this deal will close in the three to six months as we’ve called out.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah, first half of 2027.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

First half of 2027.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

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C.H. Robinson Worldwide, Inc. (CHRW) Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call	Corrected Transcript 05-Oct-2026

Yeah. No concerns there, Scott. We wouldn’t have announced the deal if we thought we couldn’t get regulatory approval. So, we feel confident there.

Operator: Thank you. Our final question today is coming from Ken Hoexter of Bank of America. Please go ahead.

Ken Hoexter Analyst, BofA Securities, Inc.	Q

Hey. Great. Good morning, and thanks for squeezing me in, and congrats on the deal, a tremendous move. So, I believe that RXO was more focused on kind of enterprise mix versus C.H. Robinson base, which I think is why you could come back to that not too much overlap, but is there any inherent margin differential we should think about based on the business or impact that we should think about as you combine them?

And then on the same thought, you talked about Navisphere before and RXO connect their systems. Any thoughts on scalability of Navisphere given the size of this transaction? I mean, you had talked I think about going from tens of thousands of orders per day to hundreds of thousands of orders that you could review or respond to every day. Does this just fit that bill in the system? Anything we should think about in terms of systems and integration there?

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yes. So good question, Ken. Thanks for the question. Look, I would say on the portfolio again, we like the mix of business, right? I mean, certainly we bring small and medium business to the fold that is less represented by RXO. Yes, they are more of an enterprise provider to customers. But as I’ve said earlier, it’s a very complementary overlap between our enterprise customers and theirs, right? So we’re very excited that we’re able to make a scaled acquisition with what we consider de minimis overlap between the two customer base. So, very excited there.

On your margin question, what I would say is there’s an opportunity to improve certainly margin for RXO. I think we have – we’ve said multiple times, we have industry-leading revenue management capabilities. And certainly, those will be applied to RXO as we go through the transition. But I would argue they’re starting from a very healthy base already.

And then your last question, on Navisphere, is very scalable. We don’t have any concerns of limitations there. In fact, as you’ve heard us say before, Navisphere is our core system. Our tech, our AI tech that sits on top of Navisphere. We have multiples of capacity that can be absorbed there. So, no concerns on the technology front. And to our earlier comment, this isn’t just a we’re only going to take Robinson tech. I mean, certainly we will use predominantly Robinson tech, but we do believe RXO has some technology that is accepted very well by customers and carriers, could be very additive to our technology stack and we’ll certainly go through that evaluation.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Yeah. Ken, listen, their tech is scalable as well as ours. I think the excitement coming off of this call is between the two of us. I think we’re poised to do great things and redefine this industry. So, really looking forward to it, and thanks for the question.

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C.H. Robinson Worldwide, Inc. (CHRW) Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call	Corrected Transcript 05-Oct-2026

Ken Hoexter Analyst, BofA Securities, Inc.	Q

Thank you.

Operator: Thank you. At this time, this brings us to the end of our question-and-answer session. I would like to turn the floor back over to Mr. Ives for closing comments.

Chuck Ives Senior Director-Investor Relations, C.H. Robinson Worldwide, Inc.

Thank you all for joining us today. As you can tell, we’re very excited about this transaction, and we look forward to talking to you in the future. Have a good day.

Operator: Ladies and gentlemen, this concludes today’s event. You may disconnect your lines or log off the webcast at this time, and enjoy the rest of your day.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Statements that are not historical facts, including statements about beliefs, expectations, targets or goals, the expected timing of the closing of the proposed transaction, the anticipated benefits of the proposed transaction, including synergies, and expected future financial position, total addressable market and results of operations, are forward-looking statements. These statements are based on plans, estimates, expectations and/or goals at the time the statements are made, and readers should not place undue reliance on them. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. C.H. Robinson’s and RXO’s results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the risk that the conditions to the closing of the proposed transaction are not satisfied, including the risk that required approvals of the transaction from the stockholders of RXO or from regulators are not obtained; litigation or regulatory action relating to the transaction; the risk that the proposed transaction may not be completed on the anticipated terms, in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; risks that the proposed transaction disrupts the current plans or operations of C.H. Robinson or RXO; the effect of the announcement of the proposed transaction on the ability of C.H. Robinson or RXO to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; the risk that C.H. Robinson is unable to obtain the anticipated debt financing in connection with the proposed transaction on the anticipated timing or terms, or at all; potential adverse effects on the market price of RXO’s and/or C.H. Robinson’s common stock, credit ratings, or operating results; fluctuations in the market value of the merger consideration, which may vary from its value as of the date of the Merger Agreement or the date of this communication, as a result of changes in the market price of C.H. Robinson common stock; potential adverse reactions or changes to relationships with employees, customers, suppliers, distributors and other business partners resulting from the announcement, pendency or completion of the proposed transaction; restrictions during the pendency of the proposed transaction on RXO’s ability to pursue certain business opportunities or strategic transactions; the potential acquisition being more expensive to complete than anticipated, including as a result of unexpected factors or events, significant transaction costs or unknown liabilities; the combined company’s ability to achieve the synergies expected from the proposed transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses or realizing the anticipated benefits of the proposed transaction; competitive factors, including but not limited to pricing pressures, industry consolidation, entry of new competitors into the industries in which C.H. Robinson and RXO operate, as well as new product and marketing initiatives by C.H. Robinson’s and RXO’s competitors; risks associated with cyber-attacks, information security and data privacy; diversion of management’s time and attention from C.H. Robinson’s and RXO’s ongoing business operations due to the proposed transaction; disruptions resulting from key management changes; unknown liabilities and uncertainties regarding general economic, market sector,

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C.H. Robinson Worldwide, Inc. (CHRW) Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call	Corrected Transcript 05-Oct-2026

competitive, legal, regulatory, tax and geopolitical conditions; and legislative, regulatory, economic, competitive or technological developments. Other factors that might cause such a difference include those discussed in C.H. Robinson’s and RXO’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the registration statement on Form S-4 (including the proxy statement/prospectus) to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in C.H. Robinson’s and RXO’s Annual Reports on Form 10-K and in other filings. Forward-looking statements should not be relied on as predictions of future events, and these statements are not guarantees of performance or results. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by applicable law, C.H. Robinson and RXO undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, C.H. Robinson intends to file with the SEC a registration statement on Form S-4 that will include a preliminary proxy statement of RXO that also constitutes a preliminary prospectus of C.H. Robinson. C.H. Robinson and RXO also each plan to file other relevant documents with the SEC regarding the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of RXO. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other document that C.H. Robinson or RXO may file with the SEC in connection with the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about C.H. Robinson and RXO, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by C.H. Robinson will be available free of charge on C.H. Robinson’s website at investor.chrobinson.com. Copies of the documents filed with the SEC by RXO will be available free of charge on RXO’s website at investors.rxo.com.

Participants in the Solicitation

C.H. Robinson, RXO and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RXO’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of C.H. Robinson, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) C.H. Robinson’s proxy statement for its 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2026, including under the sections captioned “Proposal 1: Election of Directors,” “Compensation of Directors,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Security Ownership of Certain Beneficial Owners and Management,” and “Related Party Transactions,” (ii) C.H. Robinson’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the section captioned “Information about our Executive Officers” in Part I, Item 1, and (iii) Item 5.02 of C.H. Robinson’s Current Report on Form 8-K filed with the SEC on June 2, 2026. Information about the directors and executive officers of RXO, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) RXO’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2026, including under the sections captioned “Proposal 1: Election of Directors,” “Director Compensation,” “Certain Relationships and Related Party Transactions,” “Security Ownership of Certain Beneficial Owners and Management,” and “Compensation Discussion and Analysis,” and (ii) RXO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 9, 2026, including under the section captioned “Information about our Executive Officers” in Part I, Item 1. To the extent holdings of RXO’s securities by its directors or executive officers have changed since the applicable “as of” date described in its 2026 proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4 or Annual Statements of Changes in Beneficial Ownership on Form 5 filed with the SEC, including (i) the Form 4s filed by Mr. Wilkerson on May 4, 2026 and May 19, 2026; (ii) the Form 4 filed by Mr. Morris on May 18, 2026; and (iii) the Form 4 filed by Mr. Firestone on August 25, 2026.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and stockholders should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C.H. Robinson and RXO using the sources indicated above.

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C.H. Robinson Worldwide, Inc. (CHRW) Acquisition of RXO Inc by C.H. Robinson Worldwide Inc Call	Corrected Transcript 05-Oct-2026

No Offer or Solicitation

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